Exhibit 99.6

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 13, 2024, AT 10:00 A.M.

Date and Time: August 13, 2024, at 10:00 a.m., via videoconference and in person.

Call notice: The call notice was emailed to the Board of Directors members, according to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Company’s Board of Directors’ Meeting to be called to order was confirmed with the presence of all Board members, under Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair, represented by Jeremiah O’Callaghan, under the Sole Paragraph of Article 15 of the Company’s Bylaws), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

The meeting was also attended by Messrs. Gilberto Tomazoni, Global CEO, Wesley Mendonça Batista Filho, CEO of JBS USA, and Guilherme Perboyre Cavalcanti, Global CFO and Investor Relations Officer, Daniel Pitta, Legal Officer, all of whom Company employees, as well as by Messrs. Fabian Junqueira and Rafael Santos, representatives of KPMG Auditores Independentes Ltda. (“KPMG”).

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) presentation of the current market overview and the operations of the Company and its subsidiaries, including the market overview for the period ended June 30, 2024; (ii) analysis of the Quarterly Financial Statements accompanied by the Independent Auditor’s Report for the period ended June 30, 2024 (“Financial Statements”); (iii) analyses of the opinion of the Company’s Statutory Audit Committee (“CAE”) on the Financial Statements; (iv) discussion with the representatives of KPMG Auditores Independentes Ltda. about the Independent Auditor’s Report on the Financial Statements (“Independent Auditor’s Report”); (v) discussion and resolution on sending the Company’s Financial Statements and Independent Auditor’s Report for the period ended June 30, 2024, for disclosure; (vi) approval of the meetings calendar of the Board of Directors and its Advisory Committees for 2025; and (vii) report on the activities of the Governance, Compensation, and Nomination Committee, the Socio-Environmental Responsibility Committee, the Financial and Risk Management Committee, the Related Parties Committee, the CAE, and the Diversity, Equity and Inclusion Committee (“DE&I”).

Discussions and Resolutions:

(i) the meeting began with Messrs. Gilberto Tomazoni, Guilherme Perboyre Cavalcanti, and Wesley Mendonça Batista Filho presenting an overview of the operations of the Company and its subsidiaries for the quarter ended June 30, 2024;

(ii) the members of the Board of Directors analyzed and discussed the Financial Statements;

(iii) Mr. Carlos Hamilton Vasconcelos Araujo, Coordinator of the CAE, informed that the CAE members (a) analyzed the Financial Statements; (b) monitored the work performed by KPMG through inquiries and discussions; and (c) formalized inquiries on the acts and material transactions performed by the Company’s management included in the Financial Statements. Based on the review, information, and clarifications received, and considering the Auditor’s Report, the CAE members declared that they analyzed the Company’s Financial Statements for the period ended June 30, 2024, emphasizing the application of accounting practices and compliance with applicable rules, and deemed that they are appropriate and reflect the Company’s information thereon, thus recommending that they be submitted for analysis of the Company’s Board of Directors;

(iv) Mr. Fabian Junqueira, representative of KPMG, presented the work performed by KPMG concerning the Financial Statements, underscoring the independence and the communications required by auditors, the fact that they did not diverge with the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified upon completion of the audit work.

After the Board of Directors members discussed the inquiries, all of them were duly answered by Mr. Fabian Junqueira.

(v) after the aforementioned facts, the Board of Directors members unanimously authorized the Company’s management to disclose the Company’s Financial Statements for the period ended June 30, 2024, prepared under Brazilian and international accounting principles, according to Technical Pronouncement CPC 21 (R1), issued by the Accounting Pronouncements Committee (CPC), the International Financial Reporting Standards (IFRS), and the Public Company Accounting Oversight Board (PCAOB);

(vi) then, the Board members approved the meetings calendar of the Board of Directors and its Advisory Committees for 2025, which will be filed at the Company’s headquarters.

(vii) finally, the Board members and members of the Advisory Committees to the Board of Directors updated the other Board of Directors members on the work performed by the Company’s Governance, Compensation, and Nomination Committee, the Socio-Environmental Responsibility Committee, the Financial and Risk Management Committee, the Related Parties Committee, the CAE, and the DE&I Committee:

(1) brief presentation of Mr. Jeremiah O’Callaghan on the work performed by the Company’s Governance, Compensation, and Nomination Committee, highlighting the discussions regarding management compensation, the initiatives developed by the Company with refugees, and the global turnover of executives.

(2) brief presentation of Mr. Jeremiah O’Callaghan on the work performed by the Company’s Socio-Environmental Responsibility Committee, highlighting discussions regarding the Biodiesel area, the social biofuel seal, the Óleo Amigo Project, Renovabio, and the strategies of the Sustainability area;

(3) brief presentation of Mr. Guilherme Cavalcanti on the work performed by the Financial and Risk Management Committee, highlighting discussions on the monitoring of the 2Q24 Dashboard, the global economic scenario, and the Company’s liability management operations;

(4) brief presentation of Mr. Gelson Luiz Merisio on the work performed by the Company’s Related Parties Committee, highlighting related-party agreements approved by the Committee, containing the transactions between related parties;

(5) brief presentation of Mr. Carlos Hamilton Vasconcelos Araújo on the work performed by CAE, highlighting the discussions on the result of the 2024 risk appraisal (USA and global), improvements and replacement of the swine system (AS400), the adjustments in four Notes to the Company’s Financial Statements for the fiscal year ended December 31, 2023, update on reports received under CAE, and analysis of the financial statements for the period ended June 30, 2024; and

(6) brief presentation of Mr. Jeremiah O’Callaghan on the work performed by the Company’s DE&I Committee, highlighting the update of the diversity indicators by the Human Resources Department, presentation of the work proposal of the Diversity, Equity, and Inclusion Committee (USA, Brazil, Europe, and Australia), the mental health/psychology initiatives implemented by the Human Resources Department, as well as discussions on neurodiversity and the structure and coverage of this Committee.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form with the omission of the signatures of the attendees, under paragraphs 1 and 2 of Article 130 of Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair, represented by Jeremiah O’Callaghan, under the Sole Paragraph of Article 15 of the Company’s Bylaws), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, August 13, 2024.

Milena Hitomi Yanagisawa

Secretary

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